SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 10, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

A PUBLICLY-HELD COMPANY

Enrolled with the National Register of Legal Entities (CNPJ) under No. 43.776.517/0001 -80 and Business Registry Identification Number (NIRE) 35.3000.1683 -1
SUBSCRIBED AND PAID-UP CAPITAL - R$ 3,403,688,565.23

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON JULY 29, 2005

Date, Time and Venue: The twenty-ninth (29th) of July, 2005, at 4:00pm, at the Company’s head office located at Rua Costa Carvalho, nº 300, in this Capital City. CALL: Call Notice published on newspapers “Official Gazzette of the State of São Paulo” and “Folha de São Paulo” issued on the 29th, 30th of June and 1st of July 2005. ATTENDANCE: Shareholders representing over two-thirds of the Company’s capital, pursuant to signatures executed on the Shareholders’ Attendance List. CHAIR: Chairman: Chairman of the Board of Directors, Board Member Mauro Guilherme Jardim Arce, and Secretary: shareholder Mrs. Maria Cristina Biselli Ferreira. AGENDA: I) Amendment to Company’s Bylaws in order to set up an Audit Committee so that it becomes compliant with Sarbanes Oxley Act, by including article 17, 18, 19, 20, 21, 22, 23, and 24, and renumbering subsequent articles. II) Other issues of interest to the Company. CLARIFICATIONS: 1) Issues were duly discussed by the Capital Defense Council of the State (CODEC) by means of Opinion No. 091/2005, of July 22, 2005, related to Finance Secretary Process No. 12091-459299/2005, which directs the vote of representative of shareholder São Paulo State Finance Department. 2) The minutes were drawn up in the form of a summary, pursuant to Law 6,404/76, article 130, paragraph 1 and amendments thereto. RESOLUTIONS: The Chairman brought up for discussion item “I” of Agenda, “Amendments to the Company’s Bylaws in order to set up an Audit Committee so that it becomes compliant with the Sarbanes Oxley Act, by including articles 17, 18, 19, 20, 21, 22, 23, and 24, and renumbering subsequent articles”. After the issue under discussion was brought up by the Chairman, the proposal was forwarded by shareholder São Paulo Finance Department, District Attorney Mr. José Roberto de Moraes, based on said CODEC Opinion and taking into account that such issue had been approved by the Board of Directors. After votes were cast, and having adverse votes and abstentions been counted, the inclusion of articles 17, 18, 19, 20, 21, 22, 23, and 24, was approved by majority of votes, as well as the renumbering of subsequent articles. After aforementioned amendments were approved, the Company’s Bylaws now have the following wording: CHAPTER I NAME, VENUE, PURPOSE, AND DURATION TERM OF THE COMPANY ARTICLE 1 - COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP, is a domestic corporation duly organized and existing pursuant to State Law No. 119, of June 29, 1973, shall be governed by these Bylaws and applicable legal provisions. Sole paragraph – The Company is a result of a merger between Companhia Metropolitana de Águas de São Paulo (COMASP) with Companhia de Saneamento Básico do Estado de São Paulo (SANESP). ARTICLE 2 – The nature of business of the Company is: (i) to plan, implement, perform and operate safe sanitation services in the State of São Paulo, including water catchment, delivery, treatment and distribution, including sewer (waste-water) collection, treatment and final disposal; (ii) to provide any such services and any direct or indirect benefits thereof, and providing any services in connection with the nature of its business, both in Brazil and in foreign countries; and (iii) hold interest in other entities of which the state government is a shareholder or a member, either directly or indirectly. ARTICLE 3 –The Company has its principal place of business and jurisdiction in the city of Sao Paulo, State of Sao Paulo, and it may open, keep and close down any branches, chapters, agencies or offices anywhere in the territory of the State of São Paulo, at the Board of Director's sole discretion. ARTICLE 4 – The Company shall exist in perpetuity. CHAPTER II CAPITAL, SHARES AND SHAREHOLDERS ARTICLE 5 - Capital stock is Three billion, four hundred and three million, six hundred and eighty-eight thousand, five hundred and sixty-five Brazilian Reals and twenty-three cents (BRL 3,403,688,565.23), fully paid-up and subscribed, divided into twenty-eight billion, four hundred seventy-nine million, five hundred seventy-seven thousand, eight hundred twenty-seven (28,479,577,827) common, registered and book-entry shares, without par value. Paragraph 1 - The capital stock shall be represented by common shares only. The shares are indivisible and each individual share shall have the right to one (1) vote in Shareholders' Meetings. Paragraph 2 - The Company may charge, or cause the entity which is the depositary or custodian of the registered shares owned by a shareholder to charge from the shareholder the cost involved in transferring stock ownership, subject to the limits set out by the Brazilian Security Exchange Commission ("CVM"). ARTICLE 6 – The State Government Secretariat of Finance shall at all times hold the absolute majority of the Company's common shares. Paragraph 1 – No founder shares shall be issued for any shareholders or others. Paragraph 2 - Subject to the provisions of this Article, any natural persons or business entities, whether private or state-owned, may hold Company stock. ARTICLE 7 - Subject to a resolution approved by the Board of Directors, and upon the approval of the Fiscal Council, the Company will issue shares of stock for the maximum amount of four billion and one hundred million of Brazilian Reals (BRL 4,100,000,000.00), represented by forty billion (40,000,000,000) common shares, notwithstanding any changes in the Company Bylaws and subject to the legal limitation of action provided herein. Paragraph 1 - Subject to legal provisions and to the provisions of these Bylaws, the Board of Directors is in charge of making the resolutions in connection with the issue, placement, subscription in cash or credit and the pay-up of any shares of stock that are issued and will determine in writing: a) the number of shares to be issued, b) the means and conditions of related subscription, c) the conditions, term, and number of payment installments, subject to the provision set forth in caput of article 8, d) the minimum price at which shares may be placed or subscribed, subject to legislation in force, and e) the term for placement or subscription of share issue. Paragraph 2 - The issue of stock to be paid-up in property shall have the prior approval in a Shareholders' Meeting. Paragraph 3 - Any reports in the Company's capital stock shall include at all times both the subscribed and paid-up amounts. ARTICLE 8 - Any stock that is acquired or subscribed in capital increase efforts shall be in compliance with the terms and conditions set forth by the Board of Directors, and any amounts in connection thereof may be paid over in installments. Sole paragraph – Any shareholders who fail to pay up stock under that terms and conditions established in the subscription letter shall be subject to delinquent interest of one per cent (1%) per month, plus restatement according to an index that is applicable to corporate stock and a penalty that is equivalent to ten per cent (10%) of the amount in arrears. ARTICLE 9 – In case of capital increase or the issue of convertible debentures and/ or the issue of subscription bonus upon private subscription, the shareholders shall be entitled to preemption rights to the extent of the number of shares owned by individual shareholders, subject to the provisions of Article 171 of Law 6,404/76. The preemption rights shall be exercised within the 30-day period after the publication of the minutes of the Shareholders' Meeting or of the publication of notices in the State Government Gazette. Sole paragraph – After the thirty-day period for exercising the preemption rights set out in the heading of this article has expired, the Office which is in charge of the issue will decide about the disposal of any remaining unsubscribed stock. ARTICLE 10 - Subject to a resolution approved by the Board of Directors, and subject to the approval of the Fiscal Council, the Company may purchase stock issued by it for the purpose of canceling any such stock or for keeping it as treasury stock or alternatively for its resale or replacement in the stock market, subject to the standards issued by the Security Exchange Commission ("CVM") and any other applicable legal provisions. CHAPTER III MANAGEMENT ARTICLE 11 – The following are Company’s management bodies: I - The General Meeting; II - The Board of Directors; III - The Executive Board. TITLE I GENERAL MEETING ARTICLE 12 - The Shareholders Meetings shall take place on an annual basis, no later than four (4) months after the end of the fiscal year for the purposes that are set out in the applicable legislation and in these Bylaws, and, on a special basis, for any purpose as deemed necessary to discuss shareholders' issues, as called by the Board of Directors, the Executive Board, the Fiscal Council or the shareholders, according to the provisions of law. Paragraph 1 – The Shareholders Meeting shall be called by a notice, to be published no later than fifteen (15) days prior to the meeting date, on a first call, and no later than eight (8) days prior to the meeting date, on a second call. Paragraph 2 – All documents to be reviewed or discussed in Shareholders Meetings shall be made available to the shareholders at the São Paulo Stock Exchange ("BOVESPA") and at the Company's principal offices, from the date the first notice of the meeting is published as provided in the above paragraph. Paragraph 3 - The Shareholders Meeting shall be chaired by the Board of Directors’ Chair or by his deputy, who will choose a secretary among the shareholders presents. TITLE II BOARD OF DIRECTORS ARTICLE 13 – The Board of Directors shall be composed of at the least five (5) and at the most ten (10) members, Company’s shareholders, elected by the General Meeting, subject to the provision of article 239, caput of Law No. 6,404/76, and their fees and other benefits shall be defined whereby. Paragraph 1 - Among the members of the Board of Directors elected at the Shareholders' Meeting there will be one (1) Chairman, one (1) Deputy Chairman, who will deputy the Chairman upon his absence or disability. Paragraph 2 – The name of one of the members of the Board of Directors shall be suggested by the Employee Representative Committee for review in the Shareholders Meeting. Paragraph 3 - Any employee to be elected as an Employee Representative Committee Member shall have been a Company employee for a minimum of two (2) years. Paragraph 4 – A member of the Board of Directors may be elected by a separate vote in the Shareholders Meeting for the majority shareholders representing at least 15% of the total Company stock, except for the majority shareholder, subject to the provisions of paragraph 4, Article 141 of Law n° 6,404/76. Paragraph 5 – Notwithstanding the fact that the minority shareholders cannot reach the percentage referred to in paragraph 4 above, their representation in the Board of Directors is guaranteed pursuant to Article 239 of Law n° 6,404/76. ARTICLE 14 – The term of office for the members of the Board of Directors shall be one (1) year, reelection being permitted. Paragraph 1 – The members of the Board of Directors shall assume their offices upon the execution of their tenure in the Board of Directors Minutes and shall, at the inception and at the expiry of their terms of office, submit a statement of assets, as provided by the applicable laws. Paragraph 2 - Upon the expiry of their term of office, Board of Directors members shall remain in office until their successors assume their respective offices. Paragraph 3 – In case of a vacancy in the Board of Directors, a Shareholders' Meeting shall be called to elect a replacement for the remaining term of office. Paragraph 4 - The Chairman of the Board of Directors shall be replaced by the Deputy Chairman or, in the latter's absence, by another board member appointed by him. Paragraph 5 – In the case the office of the Chairman of the Board of Directors is vacant, the Deputy Chairman shall assume office, and the latter will remain in office until a new Chairman is elected in a Shareholders' Meeting. ARTICLE 15 - The Board of Directors shall monthly meet, on an ordinary basis, and extraordinarily, whenever summoned by its Chairman or by deliberation of the majority of its members, or even, by request of the Executive Board. Sole paragraph –The Board of Directors meetings shall be only convened with the attendance of the majority of its Members, and resolutions shall be taken by majority of attendees, and the Chairman or his/her substitute, in case of a draw, shall be entitled to cast a second vote. ARTICLE 16 - The Board of Directors shall be responsible for: I – setting up the guidelines of the Company’s business; II – electing and removing Executive Board Members from the Company and setting their roles, subject to the provision in the Company’s Bylaws; III – supervising the Executive Board’s actions and inspecting Company's books and documents at any time; requesting information on any agreements that were executed or any agreements that are about to be executed and any other actions reviewing, at any time, the Company’s books and papers, requesting information on agreements entered into or about to be entered into and any other acts; IV – calling a Shareholders' Meeting as it deems adequate or according to the provisions of Article 132 of Law n° 6,404, of December 15, 1976; V - making comments on the administration report and the Executive Board's accounts, including any plans and financial budgets and the execution of works, whether yearly or multi-yearly; VI - resolving on the issue of stock as provided in Article 7 of these Bylaws; VII - authorizing the disposal of real property, as provided in the applicable law, including the provision of collateral, lien on property and any third-party covenants; VIII – appointing or removing independent accountants; IX -resolving on the issue of unsecured non-convertible debentures. As respects the other types of debentures, resolving on whether to issue debentures, on the terms and conditions for subscription and placement and the types of debentures to be issued; the time of issue, the conditions for the payment of interest, of profit payout and the debenture redemption premium, if any, upon expiry, including expiry, amortization and redemption conditions for any such debentures, as previously agreed in the Shareholders' Meeting; X – assigning to a Executive Board Member the investor relation function, whether or not in addition to any other executive functions; investor relations include provide information to investors, to the Security Exchange Commission and to the Stock Exchange in which the Company is listed, as provided in the applicable laws; XI - taking resolutions, as recommended by the Executive Board, on external financing upon the issue of promissory notes as securities (as regulated by the Brazilian Currency Board as “commercial papers”). ARTICLE 17 - The Company shall have an Audit Committee composed of three Board of Directors Members, who shall jointly comply with the requirements of independence, technical expertise, and availability of time. Paragraph 1 - A Board of Directors Member shall be deemed as an independent party provided that: a) he/she has no other professional, functional, or contractual relationship with the Company or subsidiary, controlled or affiliated companies, except for any interest in capital or in the capacity of public service users; b) he/she has no professional, functional or contractual relationship with legal entities providing services to the Company or subsidiary, controlled or affiliated companies; c) he/she is not engaged in any stable union, is a spouse or an up to second-degree relative of the any administrators of the Company, or of the subsidiary, controlled or affiliated companies, as well as of any legal entity which fall into the situations described in the foregoing items. Paragraph 2 - In addition to complying with the provision in the foregoing paragraph, at least one of the Board of Directors Members to take part in the Audit Committee shall not: a) have, or had in the last three years, any professional, functional or contractual relationship with the direct or indirect management of the State of São Paulo, except for any possible interest in the capital of controlled companies or in the capacity of public service users; b) have any professional, functional or contractual relationship with legal entities providing services to the direct or indirect management of the State of São Paulo; c) be involved in a stable union, or be the spouse or up to second-degree relative of an individual who fall into the situations described in the foregoing items. Paragraph 3 - All Audit Committee members shall have sufficient technical expertise in accounting and financial issues, and at least one of them shall be knowledgeable in the accounting principles generally accepted in the United States (US-GAAP) and experienced in the review, preparation and assessment of financial statements, and have knowledge of internal controls and market information disclosure policies. Paragraph 4 - The minimum time availability required for each Audit Committee member shall correspond to thirty (30) hours per month. ARTICLE 18 - The Audit Committee members may be appointed concurrently to their election for the Board of Directors, or by means of a subsequent resolution by the Board of Directors itself. Sole paragraph –The Audit Committee members shall exercise their duties during the time of the respective term of office as Board of Directors Member or until resolution to the contrary of the General Meeting or of the Board of Directors itself. ARTICLE 19 -The Audit Committee shall be responsible for: a) assessing and recommending to the Board of Directors the hiring of an independent audit firm, as well as of the parameters to define the respective compensation and other conditions for service provision; b) reasonably proposing the replacement of the independent audit firm; c) stating a position prior to the hiring of other services by the independent audit firm, or by companies related to the latter, which are not comprised in the typical activities of an independent audit firm; d) expressing an opinion, at any time, on the operation of the Company’s accounting and internal audit areas, proposing to the Executive Board such measures as it deems appropriate; e) working directly with the internal audit function and the independent auditors, by following up the respective work, together with the Economic-Financial Executive Board; f) reviewing the internal audit and the independent auditors’ reports before they are submitted to the Board of Directors; g) ensuring the adequacy of the relevant resources made available to the internal audit function; h) following up the preparation and expressing an opinion on the quarterly trial balances and the financial statements, and striving to ensure their completeness and quality; i) regularly assessing the accounting practices, the internal control and procedures adopted by the Company, striving to identify critical issues, financial risks and potential contingencies, and proposing said improvements as they deem necessary; j) following up the Company’s compliance activities; k) requesting the hiring of specialized services to support the Audit Committee’s activities, whose compensation shall be supported by the Company, within its annual approved budged; l) receiving and handling information and complaints from third parties on accounting, internal accounting controls and auditing issues. Paragraph 1 –The Audit Committee shall resolve on issues by the majority of its members, without prejudice to the right of the Members to individually request information and review the Company’s books, documents and papers. Paragraph 2 –Reports prepared by the internal audit function and by the independent audit firm shall be always forwarded concurrently to the Executive Board and the Audit Committee members. ARTICLE 20 - The Audit Committee shall prepare its Bylaws, and submit it to the Board of Directors’ approval. Sole paragraph –These Bylaws may extend the competencies of the Audit Committee, as it shall also resolve on the holding of regular meetings, the format of registration of its positions and resolutions, in addition to other issues deemed appropriate for the good development of work. ARTICLE 21- The compensation for the Audit Committee members shall be different from the one to the other Board of Directors Members, in view of the greater dedication and responsibilities assumed. ARTICLE 22 - The Audit Committee shall have its own annual budget approved by the General Meeting, by means of a proposal by the Board of Directors. Sole paragraph - The Executive Board shall immediately provide the Audit Committee with the requested financial resources for the carrying out of the duties of the latter, up to the approved budget limit. ARTICLE 23 - By means of a resolution of the Board of Directors, other committees may be created with specific operation areas, under coordination by a Board of Directors Member, and with the participation of people other than Board Members. ARTICLE 24 –The Audit Committee shall be established no longer than thirty (30) days after the General Meeting resolving on the 2005 financial statements is held. Sole paragraph – Whereas it is not established, the duties of the Audit Committee shall be jointly exercised by all members of the Board of Directors, with the temporary release of the requirements of independence, set forth in paragraph 1, and of expertise and time availability, set forth in paragraphs 3 and 4, all of Article 17, in addition to the withdrawal of the different compensation set forth in Article 21, all in connection with the Company’s Bylaws. TITLE III EXECUTIVE BOARD ARTICLE 25 - The Company shall be managed by a Executive Board comprised of a maximum of eight (8) members, either shareholders or not, all resident and domiciled in Brazil and elected by the Board of Directors; the Executive Board shall be comprised of one CEO, a maximum of four (4) Vice-Presidents, a maximum of two (2) Officers and one (1) Representative Officer. Paragraph 1 – The Representative Officer shall be nominated to the Board of Directors by the Employee Representative Committee and shall hold office for the same period as the other Officers. Paragraph 2 – Any employee to be elected as a Representative Officer shall have been a Company employee for a minimum of two (2) years Paragraph 3 – The fees and other benefits for the members of the Executive Board shall be determined in a Shareholders' Meeting. The Representative Officer shall choose between his salary and the Officer's fees. ARTICLE 26 – The term of office for the members of the Executive Board shall be two (2) years, re-election being permitted. Paragraph 1 - The members of the Executive Board shall assume their offices upon the execution of their tenure in the Board of Directors Minutes and shall, at the inception and at the expiry of their terms of office, submit a statement of assets, as provided by the applicable law. Paragraph 2 - Upon the expiry of their term of office, the Executive Board members shall remain in office until their successors assume their respective offices. Paragraph 3 - - In case of a vacancy in the Executive Board, the Board of Directors shall appoint a replacement and the expiry of his term of office will coincide with the other members of the Executive Board. ARTICLE 27 - The Executive Board shall meet at least once a month, upon a call by the CEO or by the majority of its members. Sole paragraph - The Executive Board resolutions will be taken by the majority of vote and the CEO or his replacement shall be in charge of the casting vote, in case of a tie. There shall be a minimum of four (4) Executive Board members for any resolutions to be valid and enforceable. ARTICLE 28 –The Executive Board shall have the powers to manage the Company business and shall perform any actions in connection with the nature of the Company's business, including but not limited to take loans, dispose of personal property, open, operate and close banking accounts; draw, endorse and accept foreign exchange bills and issue and endorse promissory notes; and, subject to the provisions of Article 16, Indent XI, as securities (regulated by the Brazilian Currency Board), issue and endorse checks and other drafts, waive rights and provide collateral and guarantees in operations in connection with the Company, subject to the applicable provisions provided herein. Paragraph 1 - Any disposal of and liens to the Company's real property shall be subject to the prior consent of the Board of Directors or to a resolution in a Shareholders' Meeting, as applicable Paragraph 2 - Any actions or documents resulting in financial liability to the Company or holding any third parties harmless or any liability in connection with the Company shall have the joint signatures of two Officers or of an Officer or by two true and lawful attorneys-in-fact of the Company. ARTICLE 29 – The Company, represented by its CEO jointly with one Officer or, in case of the absence or disability of the CEO, by two Officers, shall appoint true and lawful attorneys (“ad-judicia” or “ad-negotia”); the power of attorney documents shall state the powers being assigned and how to exercise any such powers; in the ad-negotia power of attorney documents a deadline shall be specified for a maximum of one year. Paragraph 1 - As an exception, the Executive Board may authorize the appointment of one attorney-in-fact to represent the Company before governmental agencies. Paragraph 2 – Any attorneys-in-fact holding ad-judicia powers of attorney may act jointly or severally. ARTICLE 30 - Without prejudice to the provisions of Article 21 herein, the Executive Board shall: I - perform all corporate acts that are necessary to manage company operations; II - approve the Company's Bylaws and Standards; III -propose the general guidance to Company business to the Board of Directors; IV - Submit capital increase proposals and amendments to the Company Bylaws in Shareholders' Meetings, subject to prior approval by Board of Directors and the Fiscal Council, as the case may be, subject to the applicable laws; V - propose to the Board of Directors any divestitures of or liens to the Company's real property; VI - submit to the Board of Directors any plans and financial budgets and the execution of works, whether yearly or multi-yearly VII - discuss the appointment of deputies to Officers, as nominated by the CEO, in case of temporary disability and leave of absence; VIII - discuss property write-off; IX – nominate a deputy for the CEO in case of temporary disability, in case the CEO himself has not done so, as provided in Article 23, letter "f; X - submit Managements Annual Report and Accounts in the Shareholders' Meeting, with the prior approval of the Board of Directors and the Fiscal Council. ARTICLE 31 - The CEO shall be in charge of: a) representing the Company, in and out of court; b) calling and chairing Executive Board meetings; c) creating and terminating position or functions, determining the respective compensations; d) overseeing and supervising all corporate areas and providing general guidance to all financial studies in connection with the Company business; e) submit ting to the Board of Directors the distribution of assignments among Officers; f) appointing his deputy in the case of temporary disability; g) submitting to the Executive Board the appointment of deputy Officers in case of temporary disability or leave of absence. ARTICLE 32 - The Executive Board shall be in charge of: a) attending the Executive Board meetings; b) performing the assignments as determined by the Board of Directors and the Executive Board; c) executing any deeds and perform any acts that call for the joint signature of two Officers. CHAPTER IV FISCAL COUNCIL ARTICLE 33 - The Company shall have a Fiscal Council with such assignments as provided by law, comprised by three (3) to five (5) effective members and an equal number of deputies; resident and domiciled in the country, either shareholders or not, to be elected in the Shareholders' Meetings, subject to the provisions of Article 240 of Law n° 6,404/76, re-election being permitted. ARTICLE 34 – The overall compensation of the Fiscal Council Members shall be subject to a resolution in the Shareholders Meeting. ARTICLE 35 – In the case of a vacancy, absence or disability of any members, the respective deputies shall be called. ARTICLE 36 -The Fiscal Council members shall be instated in their offices by means of signing the Instrument of Investiture in the Fiscal Council Minutes Book, and shall submit their property statement, at the beginning and end of their terms of office, pursuant to legislation in force. CHAPTER V FISCAL YEAR, BALANCE SHEET AND DIVIDEND PAYOUT ARTICLE 37 - The fiscal year shall begin on January 1 and shall end on December 31 each year, after which the following applicable financial statements shall be prepared: I -Balance sheet; II - Statement of Changes in the Shareholders Equity; III - Profit and loss statement; IV - Statement of changes in financial position. ARTICLE 38 – The following provisions shall rule the net income ascertained in the balance sheet: I – From the net income for the year, retained losses and the provision for income tax shall be deducted before any dividend payout takes place; II – The net income so ascertained, if any, shall be allocated as follows: a) 5% to set up legal reserves, limited to the amounts determined by law; b) dividend payout to shareholders for an amount at least equivalent to 25% of the net income ascertained as provided by law and these Bylaws; and c) the remaining balance shall be allocated as determined in the Shareholders' Meeting, as proposed by the Executive Board, with the prior approval of the Board of Directors and the Fiscal Council. Paragraph 1 – In case the minimum dividend payout ascertained is in excess of the portion of the realized net income for the year, the Management may propose that any such excess is allocated to unrealized profits, to be approved in the Shareholders' Meeting. Paragraph 2 - The Executive Board, subject to approval by the Board of Directors and the Fiscal Council, may authorize the payment of interest as yield on equity capital to shareholders, as provided by law, which may be deducted from dividend payable and any such amounts shall be deemed as dividend payout for all legal purposes. ARTICLE 39 - Any dividends due to shareholders shall be paid not later than sixty (60) days from the publication of the Minutes of the Shareholders Meeting approving it. Sole paragraph - Any dividends approved shall not yield interest and any amounts that are not claimed within the three (3) year period from the date of the applicable Shareholders Meeting shall inure to the benefit of the Company. CHAPTER VI LIQUIDATION OF THE COMPANY – ARTICLE 40 - The Company shall be liquidated under the circumstances provided by law and the procedures for the liquidation shall be established in a Shareholders Meeting, which shall appoint a receiver and elect the Fiscal Council for the liquidation period and set out the compensation for both. CHAPTER VII GENERAL PROVISIONS ARTICLE 41 – For all legal purposes, the provisions of the State Constitution enacted on October 5, 1989 and the state laws in connection with decentralized entities shall become an integral part of these Bylaws, as applicable. ARTICLE 42 – According to the provisions of law, the Company is the lawful successor to any rights and obligations of both Companhia Metropolitana de Água de São Paulo -COMASP and the Companhia Metropolitana de Saneamento de São Paulo - SANESP, which merger originated the Company, and shall be responsible and liable for the above cited companies and before any third parties, including governmental agencies and domestic and foreign entities for any financial obligations in connection with either. Sole paragraph - The Company is subrogated for all the rights and obligations of Superintendência de Água e Esgotos da Capital ("SAEC") and Fomento Estadual de Saneamento Básico ("FESB"), pursuant to Articles 9 and 17 and their respective sole paragraphs, both of State Law n° 119, of June 29, 1973, which authorized its organization.. ARTICLE 43 – The Employee Representative Committee shall have only Company Employees as members; its composition and assignments shall be determined according to special bylaws, subject to the approval of the Company Board of Directors. ARTICLE 44 - As the sponsor of the Fundação SABESP de Seguridade Social ("SABESPREV"), duly organized by Ministry of Labor and Social Security Ordinance n° 3556, of 8/8/90, the Company shall sponsor SABESPREV, subject to the following conditions: I – The monthly contributions by the Sponsor shall not exceed 2.1% of the gross payroll (gross salaries, not including payroll charges), subject to the applicable social security laws. II - In case the resources are not sufficient to pay the pensions due to beneficiaries, the Sponsor shall not increase its contribution, i.e., 2.1% of payroll and SABESPREV shall increase employee contribution or shall reduce the amount paid as pensions accordingly, subject to the applicable laws. III – SABESPREV shall build its assets with its own income or, in case the Company must transfer any securities or personal property or real property, make investments, bear any costs or expenses for or provide collateral to SABESPREV, it shall seek prior approval from the CODEC or from the Secretariat of Finance, and the amounts shall be offset by the contribution set out in indent I of this article, through monthly transfers. IV – In order to avoid the indirect distribution of resources above the applicable limit, any assignments of Company employees to SABESPREV or any service agreements to be executed among SABESPREV and the Company shall be subject to offset and to the prior approval of CODEC and of the Secretariat of Finance. V – Company Officers, in addition to their responsibilities and assignments as determined by law, shall also be liable for any noncompliance with the standards set out in these Bylaws in connection with SABESP sponsoring SABESPREV. CHAPTER VIII CHANGE OF OWNERSHIP AND THE CANCELLING OF THE LISTED COMPANY REGISTRY - ARTICLE 45 – Any changes in the Company ownership on valuable consideration, either through a single transaction or through a number of successive transactions, shall be performed under a suspensive or resolutive conditions the new owner shall provide no later than 90 days after the change of ownership date, a public offer to purchase stock from the remaining shareholders, in such a way as to ensure that they shall have an equal treatment as the seller. ARTICLE 46 - The public offer referred to above shall also take place in the case of sale of stock and other securities' subscription rights, or of any other rights or title in connection with securities that are convertible to stock that may give rise to change of ownership in the company. ARTICLE 47 –Any shareholders who acquire the ownership of the company through a share purchase agreement performed with the majority shareholder, regardless of the number of shares purchased, shall: I. make the public offer as provided in Article 37 herein; and II. reimburse shareholders from whom he has purchased stock in a stock exchange in the six (6) month period before the date the shares representing the majority of stock are transferred and shall pay the former any differences between the amount paid by the shares representing the majority of stock and the amounts paid in the stock exchange for any company stock in the same period, duly restated until the payment date. ARTICLE 48 – In the stock purchase public offer to be made by the majority shareholder to cancel the company registry as a listed company, the minimum price of the offer shall be equivalent to the amount ascertained in an assessment report. ARTICLE 49 - The assessment report referred to herein above shall be prepared by an expert firm with proven background and independent from the Company, its management and majority shareholders and the report shall also meet the requirements of paragraph 1, article 8 of Law n° 6,404/76 and include the liability provided in paragraph 6 of the same article of the Law. Paragraph 1 –The choice of the expert firm to ascertain the Company's worth shall be determined in a Shareholders Meeting upon the submission of a list of three firms by the Board of Directors and the resolution shall be made by absolute majority of vote representing the outstanding stock in the Shareholders Meeting in which the business is discussed; blank votes shall not be counted, excluding (1) the stock owned by the majority shareholder, his spouse, partner and dependents included in his annual income tax return, (2) any treasury stock; (3) any stock held by any subsidiary or associated companies of the Company and/or the majority shareholder; (4) any other companies who belong to the same group as the latter; (5) any special class preferred stock with the purpose to ensure differentiated political rights or that are non-transferable and/or owned by the privatizing agent. Paragraph 2 – Any costs or expenses in connection with the preparation of assessment reports shall be borne by the majority shareholder. ARTICLE 50 – Any contingencies in these Bylaws not covered by statutory laws shall be resolved in a Shareholders Meeting and shall be regulated according to the provisions of Law n° 6,404, of December 15, 1976. ARTICLE 51 – Any controversy or claims arising out of corporate governance practices provided in these Bylaws and in the relationship among the Company, its shareholders, managers, Fiscal Council members shall be submitted to arbitration, governed by Law nº 9,307/96, and within the rules of the Câmara de Arbitragem do Mercado of the Bolsa de Valores de São Paulo – BOVESPA, except to the extent of rights that cannot be waived. Minority shareholders voted pursuant to vote declarations attached to the respective Meeting process. Votes were cast as follows: Mr. Adelmo Ferreira de Lima Filho, Brazilian, single, holder of Identity Card (RG) No. 30.620.540 -3-SSP/SP, representing shareholder The Bank Of New York, whose proxy has been validated by the Chair and given number 1, declared his vote as follows: as to item I, 3,857,046,250 favorable to approval, 496,750 adverse votes, 50,178,750 abstained from voting, and 2,088,196,500 without restrictions; and Miss Anali Penteado Buratin, Brazilian, single, enrolled with the Brazilian Bar Association/ São Paulo Section (OAB/SP) under No. 196.610, representing shareholders whose proxies have been validated by the Chair and given numbers 2, 3, and 4, declared her vote favorable to item I. Subsequently, the Meeting Chairman brought up for discussion item “II” of the Agenda, i.e. , “Other issues of interest to the Company”, and allowed Plenary members to state their opinions thereon. There being no further business to discuss, the Meeting Chairman thanked everyone for their attendance and declared the Meeting adjourned, stating that these Minutes were to be drawn up, after being read, approved, and signed by the Chairman, Secretary and shareholders who attended the Meeting, who constitute the majority required for the decisions taken thereon. ATTENDANCE: The Chairman of the Board of Directors, Board Member Mauro Guilherme Jardim Arce, the representative of shareholder São Paulo Finance Secretary, District Attorney José Roberto de Moraes, Mr. Adelmo Ferreira de Lima Filho, Miss Anali Penteado Buratin, and Mrs. Maria Cristina Biselli Ferreira, all attended said Meeting. DOCUMENTS FILED WITH Company’s Secretariat Advisory Office (PPS

)São Paulo, July 29, 2005.

_______________________________________________ MAURO GUILHERME JARDIM ARCE	_______________________________________________ JOSÉ ROBERTO DE MORAES
Chairman	By the São Paulo Finance Secretary

_______________________________________________ MARIA CRISTINA BISELLI FERREIRA	_______________________________________________ ADELMO FERREIRA DE LIMA FILHO
Secretary

_______________________________________________ ANALI PENTEADO BURATIN

EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON JULY 29, 2005 Majority Shareholder

ATTORNEY/ QUALIFICATION (Nationality, marital status, OAB Number)	SHAREHOLDER	NUMBER OF COMMON SHARES	%
JOSE ROBERTO DE MORAES (Brazilian, married, District Attorney, OAB/SP No. 32.738)	SÃO PAULO FINANCE SECRETARY	14,133,511,871	50.2588

Minority Shareholders

ATTORNEY/ QUALIFICATION (Nationality, marital status, OAB Number)	SHAREHOLDERS	NUMBER OF COMMON SHARES	%
Proxy 1: ADELMO FERREIRA DE LIMA FILHO (Brazilian, single, bank clerk, RG 30.620.540-3)	THE BANK OF NEW YORK ADR DEPARTMENT	5,995,918,250	21.0533
	COMMONWEALTH OF PENNSYLV. PUB SCHOOL EMP RET S	47,935,300	0.1683
	CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD	10,300,300	0.0361
Proxy 2:	VIRGINIA RETIREMENT SYSTEM	13,488,900	0.0473
ANALI PENTEADO BURATIN	JOHN DEERE PENSION TRUST	5,950,000	0.0208
(Brazilian, single, OAB-SP 196.610)	BELL ATLANTIC MASTER PENSION TRUST	6,915,223	0.0242
	THE MASTER T B OF JAPAN LTD RE MTBC400035147	5,209,019	0.0182
	CIBC EMERGING ECONOMIES FUND	4,454,800	0.0156
	PHILIPS ELECTR N.A. CORP MASTER RET TRU	276	0.0000
	COMMONWEALTH OF PENNSYLVANIA STATE E R SYSTEM	10,235,000	0.0359
	COMMONWEALTH OF PENNSYLV. PUB SCHOOL EMP RET S	39,000,000	0.1369
	IMPERIAL EMERGING ECONOMIES POOL	16,283,100	0.0571
	CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD	1,600,300	0.0056
Cont. Proc. 2	SHELL PENSION TRUST	3,300,000	0.0115
	STATE STREET EMERGING MARKETS	6,286,747	0.0220
	THE CALIFORNIA STATE TEACHERS RETIREMENT SYS.	31,820,000	0.1117
	MISSOURI STATE EMPLOYEES' RETIREMENT SYSTEM	2,151,478	0.0075
	NOTHROP GRUMMAN PENSION MASTER TRUST	42,135,500	0.1479
	ONTARIO TEACHER'S PENSION PLAN BOARD	33,300,000	0.1169
	ORMET CORPORATION MASTER TRUST	3,275,260	0.0115
	LA FIRE AND POLICE PENSION SYSTEM	15,875,750	0.0557
	USAA EMERGING MARKETS FUND	14,846,300	0.0521
	THE BRAZIL MSCI EM MKTS INDEX COMMON TRUST FU	34,282,814	0.1203
	IBM TAX DEFERRED SAVINGS PLAN	2,130,000	0.0074
	MICROSOFT GLOBAL FINANCE LIMITED	14,000,000	0.0491
	TEACHERS R. SYSTEM OF THE STATE OF ILLINOIS	63,326,663	0.2223
	GARD P&I (BERMUDA) LTD	5,640,000	0.0198
	STICHTING PENSIOENFONDS ABP	20,460,000	0.0719
	BRITISH COAL STAFF SUPERANNUATION SCHEME	26,200,000	0.0919
	NORGES BANK	6,348,540	0.0223
	LA FIRE AND POLICE PENSION SYSTEM	9,070,731	0.0318
	MONDRIAN EMERGING MARKETS EQUITY FUND LP	97,020,000	0.3406
	VANGUARD EMERGING MARKETS STOCK INDEX FUND	54,492,989	0.1913
Proxy 3:	TIFF MULTI-ASSET FUND	660,000	0.0023
ANALI PENTEADO BURATIN	COMMONFUND EMERGING MARKETS I C	20,734,763	0.0728
(Brazilian, single, OAB-SP 196.610)	HSBC INVESTOR INTERNATIONAL EQUITY F	7,710,000	0.0270
	ALLIANCE COLLECTIVE INVESTMENT T S	13,500,000	0.0474
	HSBC BANK USA PENSION PLAN	2,900,000	0.0101
	CITAÇÕES RENDA MISTA-FDO DE INV EM AÇÕES	1,077,927	0.0037
Proxy 4:	CITI INSTITUCIONAL AÇÕES - FDO INV EM AÇÕES	313,184	0.0010
ANALI PENTEADO BURATIN
(Brazilian, single, OAB-SP 196.610)	PORTOFOLIO AÇÕES FUNDO DE INV EM AÇÕES	181	0.0000
	CITAÇÕES FUNDO DE INVESTIMENTO EM AÇÕES	5,968,787	0.0209
	MAURO GUILHERME JARDIM ARCE (RG 2.550.634 CPF 107.894.648-53)	1	0.0000
	MARIA CRISTINA BISELLI FERREIRA (RG 4.848.638 OAB/SP 39.570)	10,000	0.0000
	Total minority shareholders	6,696,128,083	23.5099
	Total majority shareholders	14,313,511,871	50.2588
	GRAND TOTAL	21,009,639,954	73.7687

São Paulo, July 29, 2005.

MAURO GUILHERME JARDIM ARCE	MARIA CRISTINA BISELLI FERREIRA
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 10, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.